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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.       )

                        ASCENT ENTERTAINMENT GROUP, INC.
                       (Name of Subject Company (issuer))

                         LIBERTY AEG ACQUISITION, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                           LIBERTY MEDIA CORPORATION
                      (Names of Filing Persons (offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   043628106
                                 (CUSIP Number)

                            CHARLES Y. TANABE, ESQ.
                           LIBERTY MEDIA CORPORATION
                            9197 SOUTH PEORIA STREET
                           ENGLEWOOD, COLORADO 80112
                                 (720) 875-5400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                             JOSEPH A. CIALONE, II
                               BAKER BOTTS L.L.P.
                                ONE SHELL PLAZA
                                 910 LOUISIANA
                           HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

                           CALCULATION OF FILING FEE

    TRANSACTION VALUATION*           AMOUNT OF FILING FEE**
    ----------------------           ----------------------
         $453,391,650                      $90,678.33

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*    For purposes of calculating the filing fee pursuant to Rule 0-11(d), the
     Transaction Valuation was calculated on the basis of (i) the purchase of 29,730,600 shares of common stock, par value $.01 per share, of Ascent Entertainment Group, Inc. (the "Common Stock"), including the associated Preferred Share Purchase Rights (the "Rights" and together with the Common Stock, the "Shares"), at (ii) the tender offer price of $15.25 per Share.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                       Filing Party:
Form or Registration No.:                                     Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Liberty AEG Acquisition, Inc. ("Purchaser"), a Delaware corporation and an indirect wholly owned subsidiary of Liberty Media Corporation, a Delaware corporation ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of Ascent Entertainment Group, Inc. (the "Company") including the associated Preferred Share Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares"), which are not owned by Parent or its affiliates, at a purchase price of $15.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 29, 2000 (the "Offer to Purchase") and in the related letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

     All information set forth in the Offer to Purchase filed as Exhibit
(a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (C)(3) AND (C)(4) None of Liberty Media, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedules I or II to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (D) Not Applicable.

ITEM 10. FINANCIAL STATEMENTS.

     Not applicable.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)(A)  -- Offer to Purchase, dated February 29, 2000
(a)(1)(B)  -- Form of Letter of Transmittal
(a)(1)(C)  -- Form of Notice of Guaranteed Delivery
(a)(1)(D)  -- Form of Letter to Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees
(a)(1)(E)  -- Form of Letter to Clients for Use by Brokers, Dealers,
              Commercial Banks, Trust Companies and other Nominees
(a)(1)(F)  -- Guidelines for Certification of taxpayer Identification
              Number on Substitute Form W-9
(a)(1)(G)  -- Text of press release issued by Liberty Media Corporation on February 22, 2000
(a)(1)(H)  -- Text of press release issued by Liberty Media Corporation on February 28, 2000
(a)(1)(I)  -- Summary Advertisement, published February 29, 2000
(b)        -- None.
(d)        -- Agreement and Plan of Merger dated as of February 22,
              2000 among the Purchaser, Liberty Media Corporation and the Company
(g)        -- None.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2000

                                            LIBERTY AEG ACQUISITION, INC.

                                            By: /s/ Charles Y. Tanabe
                                              ----------------------------------
                                              Charles Y. Tanabe
                                              Senior Vice President

                                            LIBERTY MEDIA CORPORATION

                                            By: /s/ Charles Y. Tanabe
                                              ----------------------------------
                                              Charles Y. Tanabe
                                              Senior Vice President

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                               INDEX OF EXHIBITS

 EXHIBIT
   NO.                               DOCUMENT
 -------                             --------
(a)(1)(A)  -- Offer to Purchase, dated February 29, 2000
(a)(1)(B)  -- Form of Letter of Transmittal
(a)(1)(C)  -- Form of Notice of Guaranteed Delivery
(a)(1)(D)  -- Form of Letter to Brokers, Dealers, Commercial Banks,
              Trust Companies and Other Nominees
(a)(1)(E)  -- Form of Letter to Clients for Use by Brokers, Dealers,
              Commercial Banks, Trust Companies
(a)(1)(F)  -- Guidelines for Certification of taxpayer Identification
              Number on Substitute Form W-9
(a)(1)(G)  -- Text of press release issued by Liberty Media Corporation on February 22, 2000
(a)(1)(H)  -- Text of press release issued by Liberty Media Corporation on February 28, 2000
(a)(1)(I)  -- Summary Advertisement, published February 29, 2000
(b)        -- None.
(d)        -- Agreement and Plan of Merger dated as of February 22,
              2000, among the Purchaser, Liberty Media Corporation and
              the Company
(g)        -- None.